Exhibit 16.2
                 [Letterhead of Carlin, Charron, & Rosen, LLP.]


Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  DC.  20549


                      Re: LocatePLUS I Holdings Corporation
                               File Ref. 000-49957

We were previously the independent accountants for LocatePLUS Holdings Corporation (the Company) fir the year ended December 31, 2003. In our letter dated December 10, 2004, we resigned as the independent accountant for the Company. We have read the Company's statements included under Item 4.01 of its Form 8-K dated December 13, 2004, as they relate to our firm, and we agree that our letter of December 10, 2004, which was our initial contact as to our resignation, was the first time that we provided the Company with formal written notification of the issues set forth in that letter.


Very  truly  yours.

/s/  Carlin,  Charron  &  Rosen,  LLP

Carlin,Charron  &  Rosen,  LLP
Certified  Public  Accountants